Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor

Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is a presentation made to Trane employees on December 18, 2007.

***

The Next Chapter in Our Success Story Global Town Hall Meeting

2 Next Chapter of Success
This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.
Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc.
(“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that
IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers employees, distributors or suppliers the level of end market activity in IR’s and Trane’s commercial an
d residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane's or IR's expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-
looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov).  Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well.  BEFORE MAKING ANY VOTING OR INVESTMENT
DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY
OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders.
Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box
0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations,  (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway,
NJ  08855 Attention:  Investor Relations,  (732) 980-6125.
IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006
Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
***

3 Next Chapter of Success
Agenda
•
Discuss today’s news
•
Introduce Ingersoll Rand
•
Explore the strategic value of the combined company
•
Share our vision of the future together
•
Questions and answers

4 Next Chapter of Success Combining two great companies to create a premier global diversified industrial company! Continuing our journeys…. together

5 Next Chapter of Success
The transaction
•
Effective early 2008, pending shareholder approval and
government clearances
•
All worldwide assets
•
All worldwide operations
•
Commercial and Residential businesses

6 Next Chapter of Success Introduction to Ingersoll Rand

7 Next Chapter of Success
Ingersoll Rand facts
•
Operate in every major
geographic region
•
$8+ billion diversified industrial company
•
~35,000 employees worldwide
•
80 manufacturing facilities
worldwide
•
Strategic brands are #1 or #2 in their
markets

8 Next Chapter of Success
Powerful market leading brands
#1 N. America
lock and door
hardware
#1 Worldwide
golf cars
#1 N. America
retail display
cases
#1 N. American
service provider
#1 Worldwide
transport
refrigeration
#1 N. America
air compressors,
air tools
#1 or #2 in Major Markets

9 Next Chapter of Success
Formative years
1871  Simon Ingersoll and the Rand
brothers separately launch
businesses based on new rock-drill
technologies
1905
June 1  , Ingersoll-Sergeant
Drill Company merges with the Rand
Drill Company to form Ingersoll-Rand
Company
1906 Listed on the New York Stock
Exchange
1910 Paid first annual dividends on
common shares
st

10 Next Chapter of Success
Hoover Dam
A legacy of progress
Panama Canal
NY City
Subway System
• Ports & harbors
• Bridges
• Tunnels
• Roads & highways
• Manufacturing
• Petrochemical processing
• Coal and precious mining production
• Food & beverage production
• Security
• Electrical utilities
• Agriculture
• Construction
Major Engineering Projects

11 Next Chapter of Success
Charting a new course
•
Heavy Machinery
•
Deep Cyclical
•
Engineered Products
•
Product-centric
•
Match GDP Growth
•
Change Averse
•
Low Tech
•
Disconnected Businesses
•
Diversified Industrial
•
Balanced Across the Cycle
•
Commercial Businesses
•
Customer Focused
•
Outpacing Market Growth
•
Change Culture
•
Innovative, Visionary
•
Leveraged Enterprise
Old Ingersoll Rand
New Ingersoll Rand

12 Next Chapter of Success
Portfolio transformation 2000 through 2007
•
Strengthened core businesses
•
Divested non-core operations ($6.5 Billion revenues)
– Pumps
– Bearings
– Drills
– Dresser-Rand
– Road Development
– Bobcat, Utility Equipment and Attachments
•
Made 65 acquisitions since 2000 ($3 Billion revenues)
Trane represents a major milestone in our
successful transformation

13 Next Chapter of Success
Earnings Per Share
Cyclical Machinery Diversified Industrial
-$1.00
-$0.50
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
$4.00
90 00 06 07
$4.50
2007 FC
$3.55-$3.60
EPS Target:
12-15% YOY Growth
Improved Earnings Performance

14 Next Chapter of Success
Ingersoll Rand’s values
Integrity
We act in the highest legal and ethical standards in everything we do.
Respect
We communicate and act in ways that respect and value the worth of all people, cultures, viewpoints and backgrounds.
Teamwork
We work together and share resources to provide greater value to our customers, employees, business partners and shareholders.
Innovation
We use our diverse skills, talents and ideas to develop innovative, imaginative and creative solutions to challenges.
Courage
We speak up for what is right and take measured risks so our company can thrive.

15 Next Chapter of Success
Ingersoll Rand’s commitment
We inspire progress
by
unleashing the potential in
people and technologies.
We help people tackle
difficult challenges and
handle routine yet critical
tasks with efficiency and
speed.
Our products and services
enable customers to achieve
real progress and create a
positive impact
in their
world.
A Passion for Progress

16 Next Chapter of Success
Dramatic Growth…
by focusing on innovative solutions for our customers
Operational Excellence...
by pursuing continuous improvement in all our operations
Dual Citizenship…
by leveraging enterprise-wide strengths
We are dedicated to driving Shareholder Value by
achieving:
Ingersoll Rand’s vision

17 Next Chapter of Success
•
Innovation
•
Recurring Revenue Growth (Services and
Aftermarket)
•
Acquisitions
•
Channel Development / Expansion
Dramatic Growth
Focused on pursuing global growth through four key
areas of focus:

18 Next Chapter of Success
•
Formalized Business Operating
System supporting continuous
improvement
•
Optimizing processes using Lean
Six Sigma tools
•
Enterprise Focus Areas driving
repeatable results across business
processes
– Strategic Management
– Global Leadership
– Customer Value
– Innovation
– Life Cycle Management
– World Class Operations
Operational Excellence

19 Next Chapter of Success
Dual Citizenship
•
Sharing knowledge, best
practices, and resources
company-wide
•
Utilizing cross-business
councils in virtually all
business disciplines
•
Promoting talent movement
across business units,
regions, and functions
Enabling a “One Ingersoll Rand” Culture

20 Next Chapter of Success
Leadership
College
Sales
College
Marketing
College
Ingersoll Rand University
Ingersoll Rand University
Curriculum
Curriculum
Operational
Excellence
College
Core Business Skills

21 Next Chapter of Success
Ingersoll Rand’s business structure today
Climate Control
Technologies
Industrial
Technologies
Security
Technologies
Club Car (Golf Cars
And Utility Vehicles)
Hussmann (Stationary
Refrigeration)
Thermo King (Transport
Refrigeration)
Ingersoll Rand
(Air Solutions, Tools,
Energy Systems and
Material Handling)
Sectors
Primary
Brands &
Businesses
Multiple Brands (Exit
Devices, Door
Closers, Biometric
Access Control,
Integrated Systems)
Schlage (Mechanical
And Electronic Locks)

22 Next Chapter of Success Global corporate and shared service operations Dublin Prague Bangalore Davidson Montvale Shanghai

23 Next Chapter of Success
Climate Control Technologies
2006 Revenues: $3.17 Billion
Employees: 12,300
Manufacturing
Locations: 25
Markets: • Supermarkets and convenience stores
• Perishable-goods transportation
• Bus and rail air conditioning
• HVAC
Technologies to control the integrity of environments
and perishable goods

24 Next Chapter of Success • Truck and trailer refrigeration • Auxiliary power units • Bus and rail air conditioning • Sea-going container refrigeration Climate Control Technologies

25 Next Chapter of Success • Refrigerated display cases • HVAC equipment • Light commercial service Climate Control Technologies

26 Next Chapter of Success
• All of the activities and processes necessary to
preserve foods and perishables from their point of
origin through their point of consumption or use.
Cold Chain
Food
Harvest
Vending &
Logistics Mgmt
End-Use
Food Service
End-Use
Retail
Large
Warehousing
Food
Processing
Transport Transport
Transport

27 Next Chapter of Success
Technologies to improve the productivity, efficiency, and
profitability of commercial and industrial operations
2006 Revenues: $2.58 Billion
Employees: 8,800
Manufacturing
Locations: 23
Markets: • Manufacturing processes
• Industrial operations
• Golf and recreation
• Energy management
Industrial Technologies

28 Next Chapter of Success • Tools and material-handling equipment • Air and gas compressors • Golf cars and utility vehicles • Microturbines Industrial Technologies

29 Next Chapter of Success
Technologies to enhance the security and safety of
residential, commercial and institutional properties,
protect assets and improve workplace productivity
2006 Revenues: $2.29 Billion
Employees: 11,800
Manufacturing
Locations: 33
Markets: • Residential and multi-family housing
• Commercial, institutional and government
facilities
• DIY, Big-box
• Architectural design and remodeling
Security Technologies

30 Next Chapter of Success • Mechanical and electronic locks • Biometric and access control technologies • Security and scheduling software • Security integration and services Security Technologies

31 Next Chapter of Success
The combined company
•
$17 billion in projected annual revenues; $11+ billion
revenues in the global climate control market
•
Expanded product and service offerings for climate control
markets
•
Increased scale and global presence
•
Enhanced innovation and new product development
capabilities
•
Stronger competitive position in our markets

32 Next Chapter of Success
A strong strategic fit
A leading climate control business for the 21  century
•
Shared industry expertise
•
Commitment to leadership in climate control markets
•
Complementary products and services with no overlap
•
Both market leaders in respective core products
•
Similar heritage of innovation and success
•
Prepared to meet the growing global demand for climate
control solutions
st

33 Next Chapter of Success
Complementary products
•
Air conditioning systems and services
•
Building controls
•
Commercial and residential HVAC
•
Truck, trailer and sea container refrigeration equipment
•
Refrigerated retail displays and stationary refrigeration
•
Bus and rail HVAC

34 Next Chapter of Success
Expanding customer value
•
Broader line of products and services
– End-to-end solutions across the cold chain
•
Expanded global presence
– Positioned to participate in emerging-market growth
•
Enhanced service network
– Immediate opportunities in light-commercial services
•
Broader technology base to drive innovation
– Climate quality, energy efficiency, alternative refrigerants

35 Next Chapter of Success
The new Ingersoll Rand
Climate Control
Technologies
Industrial
Technologies
Security
Technologies
Trane
Residential
Trane
Commercial
~$11 Billion ~$3 Billion ~$3 Billion
*2008 Pro Forma

36 Next Chapter of Success
What to expect
•
Operate Commercial and Residential businesses as
separate units within Ingersoll Rand
•
Run corporate and shared service functions consistent with
Ingersoll Rand’s multi-site approach
•
Identify cross-selling and service revenue synergies
•
Identify material, supplier, procurement, manufacturing and
administrative efficiencies
•
Communicate frequently using multiple channels and
methods

37 Next Chapter of Success What’s next? • Shareholder approval • Government reviews • Transition period • Joint integration teams

Creating a premier global organization!